
June 13, 2012

<u>Via E-mail</u>
Dan Sten Olsson
Chief Executive Officer
Stena AB (publ)
Masthuggskajen, SE-405 19 Gothenburg
Sweden

> **Re:** **Stena AB (publ)**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 33-99284**

Dear Mr. Olsson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. You state on page 19 that you are subject to risks pertaining to conflicts in the Middle East, a region that can be understood to include Iran, Sudan, and Syria. Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your annual report does not include any information on contacts with those countries.

   Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, since your letter to us dated June 17, 2009. Include in your response a description of any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities owned or controlled by the governments of those countries. Tell us also

Dan Sten Olsson
Stena AB (publ)
June 13, 2012
Page 2

whether any vessels that you own, operate, charter in or out, or manage, have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

2. Please tell us whether your charter agreements contain provisions relating to the operation of your vessels on voyages involving Iran, Sudan, or Syria and, if so, briefly describe the provisions.

3. Please tell us about any developments in the dealings of your subsidiary, Northern Marine Management USA LLC, with OFAC relating to that subsidiary's activities involving Iran.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance